File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

September 14, 2004

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following message on Sep 13.

- Bridgestone to Deploy Revolutionary Production System at Hikone Plant.

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dlw 9/16

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone to Deploy Revolutionary Production System at Hikone Plant

Company will invest 26 billion yen in mass-production setup

Tokyo (September 13, 2004)—Bridgestone Corporation announced today that it will begin mass-producing tires in January 2005 at its Hikone Plant with its new-generation production system. The new system, dubbed BIRD (Bridgestone Innovative & Rational Development), automates the entire sequence of tire manufacturing, from processing raw materials to inspecting the finished tires. Bridgestone has earmarked 26 billion yen for investment in the BIRD production line at the Hikone Plant, which is in Shiga Prefecture. That investment will take place in stages from 2004 to early 2007.

Management at Bridgestone decided to deploy BIRD commercially after a prototype system demonstrated its mass-production worthiness. Bridgestone will construct a new building at the Hikone Plant to house the first full-scale BIRD layout. It will expand BIRD's production volume there gradually toward a target of 12,000 passenger car tires a day by early 2007.

BIRD is the world's most thoroughly automated system for producing tires. It is also far more compact than even the newest production systems in service at Bridgestone plants. BIRD accommodates evolving tire structures, and it supports unprecedented gains in quality and productivity while minimizing the environmental impact of manufacturing operations. Equally

important, BIRD handles small production lots efficiently. That allows for responding flexibly to demand for tires of any specifications and in any volumes.

Bridgestone will deploy BIRD initially in Japan to serve growing local demand for passenger car tires in high-performance specifications and in large sizes. Management plans to deploy BIRD as a mainstay of Bridgestone Group manufacturing.

Supplementary Information: Bridgestone's Hikone Plant

Location	Takamiyamachi 211, Shiga Prefecture
Plant manager	Tadashi Maehara
Products	Radial tires for passenger cars
Production capacity (rubber consumption)	About 250 tons/day

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